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SEC Mail Processing Section

JAN 29 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5

*

SEC FILE NUMBER
8-02671

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/13 (MM/DD/YY) AND ENDING 11/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 11th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Galvin (212) 707-6304
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

tw 1/30/15

DD 2/2/15

AFFIRMATION

I, Kevin Galvin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Jefferies Execution Services, Inc. as of November 30, 2014 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

January 28, 2015

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 28th day of January 2015

Notary Public

MATTHEW FLUDGATE
Notary Public, State of New York
No. 01FL5061197
Qualified in New York County
Commission Expires November 1,20 18

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5€(3) under the Securities Exchange Act of 1934

JEFFERIES EXECUTION SERVICES, INC.

(SEC I.D. No. 8-02671)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2014
AND
INDEPENDENT AUDITORS' REPORT

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jefferies Execution Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. (the "Company") at November 30, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2014
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 10,117
Receivable from Jefferies LLC	2,441
Commissions receivable	612
Premises and equipment - net	3
Goodwill	4,221
Intangible assets	781
Other assets	70
Total assets	$ 18,245

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent	3,203
Accrued expenses and other liabilities	3,525
Total liabilities	6,728
STOCKHOLDER'S EQUITY:	
Common stock of $0.05 par value — authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	7,196
Retained earnings	3,327
Total stockholder's equity	11,517
Total liabilities and stockholder's equity	$ 18,245

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group LLC (formerly Jefferies Group, Inc.) (the "Parent") which in turn is a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or the "Ultimate Parent"), a diversified holding company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"). The Company's business primarily consists of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies LLC, a registered broker-dealer and subsidiary of the Parent, and other financial institutions. The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of November 30, 2014, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). The Company clears transactions on a fully disclosed basis through Jefferies LLC.

Basis of Presentation — The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to the carrying amount of goodwill and intangible assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2014 through the date that these financial statements were issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash consists of demand deposit accounts. One financial institution held such amounts at November 30, 2014.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2014, Premises and equipment amounted to $1,446,000 and the related accumulated depreciation was $1,443,000.

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on

August 1 or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If it is concluded otherwise, the Company is required to perform the two-step impairment test. The goodwill impairment test is performed by comparing the estimated fair value of the Company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than carrying value, further analysis is necessary to determine the amount of impairment, if any, by comparing the implied fair value of the net reporting unit's goodwill to the net assets of the entity.

The fair value of the Company is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange traded companies and multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods. Refer to Note 4, Goodwill and Other Intangible Assets, for further information on the Company's assessment of goodwill.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist, by comparing the carrying value of the finite-lived intangible asset to the current and future cash flows expected to be generated from such asset on an undiscounted basis, including eventual disposition. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test.

For both amortizable and indefinite-lived intangible assets, to the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. For an intangible asset with a finite

life, the new cost basis is amortized over the remaining useful life of that asset. Subsequent reversal of impairment losses is not permitted.

The Company's annual indefinite-lived intangible asset impairment testing date is August 1.

Income Taxes — The results of operations of the Company are included in the consolidated Federal and applicable state and local income tax returns filed by the Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. Pursuant to a tax sharing agreement entered into between the Company and the Parent, payments are made to the Parent to settle current and deferred tax assets and liabilities.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

Share-Based Compensation — The Ultimate Parent issues restricted stock and restricted stock units ("RSUs") to certain employees of the Company under an Incentive Compensation Plan, primarily in connection with year end compensation. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying requirements outlined in the award agreements.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the

minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the statement of financial condition is not material to the Company's financial position.

Recent Accounting Developments

New Accounting Standards to be Adopted in Future Period

Income Taxes. In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The guidance requires an entity to net their unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements against a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2013 and is to be applied prospectively to all unrecognized tax benefits that exist at the effective date. We do not expect that the adoption of this update will have a material effect.

3. GOODWILL AND INTANGIBLE ASSETS

Goodwill — At November 30, 2014, goodwill amounted to $4.2 million. There were no changes to goodwill during the year ended November 30, 2014. The Company's annual goodwill impairment testing as of August 1, 2014 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable public companies. In addition, as the fair value determined under the market approach represents a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible assets —The gross cost, accumulated amortization, net carrying amount and weighted average remaining lives of the intangible assets as of November 30, 2014 by major asset category is as follows (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 239	$ (23)	$ 216	16.3
Trade name	372	(19)	353	33.3
Exchange membership interests and registrations	212	-	212	N/a
	$ 823	$ (42)	$ 781	

The annual impairment testing of indefinite-lived intangible assets on August 1, 2014 did not indicate any impairment.

4. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state and local jurisdictions. The Company files a consolidated U.S. Federal and applicable state combined or unitary income tax returns with its Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets and therefore no valuation allowance is required at November 30, 2014. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax liability of approximately $1.5 million as of November 30, 2014, which is primarily related to the amortization of goodwill and basis created by the push down of the acquisitionmethod of accounting upon the Company's acquisition by its Ultimate Parent in 2013.

At November 30, 2014, the Company has no unrecognized tax benefits and no provision for interest or penalties related to unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition of the

Company, but could have a material impact on the Statement of Earnings for the period in which such resolution occurs. The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States...............	2006
New York State...........	2001
New York City............	2003

5. EMPLOYEE BENEFIT PLANS

The Company's employees are eligible to participate in various benefit plans of the Parent, including an Employee Stock Purchase Plan ("ESPP") for shares of the Ultimate Parent designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of the Company are eligible to participate in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards of the Ultimate Parent.

There are no separate plans solely for the employees of the Company and therefore benefits are effected through an intercompany charge from the Parent.

6. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions which exposes the Company to a variety of risks. Customer activities are executed and directed to clearing firms for settlement on a cash, margin or delivery-versus-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities and accordingly, is subject to the net capital requirements of the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items or 125% of its minimum dollar net capital requirement and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or 150% of its minimum dollar net capital requirement. At November 30, 2014, the Company had net capital of $6,150,000, which exceeded the minimum regulatory net capital requirement by $5,900,000.

8. GUARANTEES

The Company is a member of numerous exchanges. Membership of these exchanges may require the Company to pay a proportionate share of the financial obligation of another member in the event of default by that member on its obligation to the exchange. The maximum potential liability under these membership agreements cannot be quantified however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, at November 30, 2014, no contingent liability is recorded in the Statement of Financial Condition.

9. RELATED-PARTY TRANSACTIONS

The Company has significant transactions with the Parent and its subsidiaries. The Receivable from Jefferies LLC of $2,441,000 is primarily comprised of commission receivables.

Clearance and Administrative Activities — The Company clears its securities transactions through Jefferies LLC. In addition, Jefferies LLC provides the Company with certain administrative support, including systems and data processing, accounting, compliance, legal, office and general facilities support..

Financing Activities — From time to time the Company obtains short-term financing from its Parent. Such borrowings are unsecured and generally payable on demand.

* * * *

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Report of Independent Accountants

To the Board of Directors of Jefferies Execution Services, Inc:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Jefferies Execution Services, Inc., for the year ended November 30, 2014, which were agreed to by Jefferies Executions Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Jefferies Executions Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended November 30, 2014. Management is responsible for Jefferies Execution Services, Inc.,'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment of $14,501 per Wire FTJ1501280422966 dated 01/28/2015 and Payment of $12,442 per wire FTJ1406270622166 dated 06/27/2014, noting no differences.
2. Compared the Total Revenue amount reported on Page 5 of the audited Form X-17A-5 for the year ended November 30, 2014 to the Total revenue amount of $10,777,312 reported on page 2, item 2a of Form SIPC-7 for the year ended November 30, 2014. We note that Total Revenue per the audited financial statements was $10,756,000, which resulted in a difference of $21,312 as compared to the FORM SIPC-7.
3. No Adjustment were noted on page 2 of Form SIPC-7
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $10,777,312 by subtracting line titled "Total Deductions" from the sum of page 2 line 2a "Total Revenue" and page 2 "Additions", noting no differences;

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b. Recalculated the mathematical accuracy of the "General Assessment @ .0025" on page 2, line 2e of $26,943 of the Form SIPC-7T by multiplying line 2d "SIPC Net Operating Revenues" by .0025, noting no differences;

c. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $26,943 to page 2, line 2e "General Assessment @ .0025", noting no differences; and

d. Recalculated page 1, line F "Total assessment balance and interest due" of $14,501 by subtracting page 1, line 2B from page 1, line 2A, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Jefferies Execution Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 28, 2015

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